

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2009

Sarah N. Nielsen
Chief Financial Officer
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

> Re: Winnebago Industries, Inc.
>   Form 10-K: For the fiscal year ended August 30, 2008
>   Form 10-Q: For the quarterly period ended November 29, 2008
>   Schedule 14A: For the period ended December 16, 2008
>   Commission file number: 01-06403

Dear Ms. Nielsen:

We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the Year Ended August 30, 2008

Management's Discussion and Analysis, page 13
Critical Accounting Estimates, page 14

1. Please disclose the significant judgments, assumptions, and uncertainties associated with your revenues and the loss reserve for repurchase commitments, and the respective factors subject to estimation and variability. Also include a discussion on this basis specific to your income taxes, particularly given the magnitude and effect such had on your net income for fiscal 2008 and the

variation in the components of the provision and effective rate between 2008 and 2007. For factors that are variable, disclose those most subject to change and the related sensitivity to change. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. In regard to revenue recognition, we note your accounting policy is to accrue for estimated sales promotions and incentives as a reduction to revenues at the time of sale. We further note the disclosures in your latest Form 10-K and 10-Q of the impact that sales promotions and incentives have had on your pricing and associated amount of revenues. In connection with these, your disclosure should address the extent of the estimation of such promotions and incentives and related impact on the amount of your revenues. In regard to repurchase commitments, clarify the basis upon which the aggregate contingent liability is determined. For example, discuss how you determine the amount of the outstanding principal owed for units subject to repurchase agreements. In regard to this, clarify the basis upon which the outstanding principal is reduced for scheduled principal payments, that is, scheduled payments that have been actually made to the date of determination or scheduled payments to be made over the 12 month obligation period. Please provide us with a copy of your intended revised disclosures.

Results of Operations
Fiscal 2008 Compared to Fiscal 2007

2. Please include an analysis of the factors underlying the changes in the total amount of income tax expense and components thereof to accompany the table on page 16. For example, the reason for the difference in the effective tax rate between the two years is not adequately explained by footnote 1. In connection with this, explain why the amount of the tax benefit exceeds the loss, and the basis for the amount of the benefit. This is not readily apparent from the components in the table and note to the financial statements referred to. For example, discuss the basis for and the related effects of unrecognized tax benefits in a prior period and settlements disclosed in the tax note on the amount of the benefit recognized for 2008. Further, reconcile the components of the tax benefit for 2008 presented in the table here to the components of the provision in the table in the beginning of the tax note on page 36. For example, the amount attributed to settlement of uncertain tax positions here differs from the amount presented in the reconciliation of the unrecognized tax benefits table presented in the tax note on page 37. Please provide us with a copy of your intended revised disclosure.

Contractual Obligations and Commercial Commitments, page 19

3. To the extent you can make reasonably reliable estimates of the amount and timing of cash settlement, please include in the table the liability for unrecognized

tax benefits recognized pursuant to FIN 48. If you do not include such obligations in the table, disclose them in a note to the table along with the basis for exclusion.

Notes to the Consolidated Financial Statements, page 28
Note 8. Income Taxes, page 36

4. Please explain to us and disclose the nature and basis for the gross decreases in tax positions in a prior period and settlements indicated in the reconciliation of the balance of unrecognized tax benefits.

Item 9A. Disclosure Controls and Procedures, page 43

5. Your disclosure here and in your latest Form 10-Q specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Form 10-Q for the Quarterly Period Ended November 29, 2008

Management's Discussion and Analysis, page 11
Company Business and Outlook, page 11

6. We note the severity of the declines in sales and revenues you have experienced in the latest fiscal and interim periods, and disclosures concerning reduced levels of inventory willing to be carried by dealers, your greatly reduced levels of backlog, and the cited negative economic and credit market factors impacting your industry and specifically your business. In this regard, please supplement the last paragraph of this section with your assessment of the effect of sales and revenues at current or reduced levels and associated lower level of cash flows on the company's overall operations and liquidity for the foreseeable future, should the negative economic and credit market factors continue for a prolonged period. Discuss the company's ability to sustain operational costs, recover fixed assets, and maintain physical capacity at present levels and the period of time that it expects it can do so. Additionally, discuss the effect of the circumstances on the timing of your evaluation of impairments pursuant to FAS 144. Further, discuss

what, if any, plans management may have should the present level of costs and operations not be sustainable.

<u>Schedule 14A for the period ended December 16, 2008</u>

<u>Competitive Benchmarking, page 19</u>

7. We note that you have disclosed the benchmark companies comprising the Consultant Industry Group and the Proxy Industry Group. However, we also note the last full paragraph on page 19 and the spillover paragraph on pages 19-20. Your disclosure here is unclear as to whether you have also benchmarked to the General Consultant Data Base and to certain supplemental companies identified in Fiscal 2008. If you have benchmarked to these groups, please confirm that you will disclose the identity of these additional companies in future filings. If you have not, confirm that you will revise future filings to clarify.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Mathew Spitzer at 202-551-3227 for questions regarding Schedule 14A, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief